WELLSTAR INTERNATIONAL, INC.
6911 Pilliod Road
Holland, Ohio 43528
June 11, 2009

Mr. Kevin L. Vaughn
United States Securities & Exchange Commission
Washington, DC 20549
Mail Stop 3030

RE:           Wellstar International, Inc.
Form 10-KSB for the Fiscal Year Ended July 31, 2008
            Filed November 17, 2008
Forms 10-Q for the Quarter Ended January 31, 2009
            Filed March 3, 2009
File No. 333-130295

Dear Mr. Vaughn:

We have reviewed the comments contained in your letter dated March 23, 2009 and submit the following responses.

Form 10-KSB for Fiscal year Ended July 31, 2008

General

1.	Please file your response dated March 3, 2009 on EDGAR as correspondence pursuant to Rule 10(a) of Regulation S-T.

Response:

We have filed the response dated March 3, 2009 on EDGAR as correspondence pursuant to the Commission’s comment

Item 7.           Financial Statements, Page 24

Notes to Consolidated Financial Statements, Page F-7

Note 1.            Summary of Significant Accounting Policies, Page F-7

(m) Intangible Assets, Page F-10

2.
We note your response to our prior comment 4 and the disclosure contained on page F-12 of your January 31, 2009 Form 10-Q related to your accounting policy for long-lived assets including your intangible assets and that you state the “testing [for the impairment of your long-lived assets] will be done annually prior to July 31st” Please revise your disclosure in future filings to also state, if true, that you also test your long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amounts may not be recoverable in accordance with paragraph 8 of SFAS 144.

Response:

We have reviewed this and will provide disclosure in future filings that we also test long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Note 10.             Compensated Balances, Page F-23

3.
We note your response to our prior comment 7.   Please explain to us how your current disclosure that you do not accrue for compensated absences complies with U.S. GAAP, or otherwise revise the disclosure in future filings to comply with U.S. GAAP.

Response:

We will provide disclosure in future filings to explain why there is no accrual for compensated absences.

Item 8A.  Controls and Procedures

4.            We note your response to our prior comments 8 and 9 that your management still has concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  In our prior comment 9 we asked you to consider whether management’s failure to provide its report on internal controls over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls.  Please tell us the factors that you considered and huighlight those factors for your conclusion.

Response:

We do not believe the fact that management inadvertently excluded its report on internal controls impacts the effectiveness of the company's disclosure controls as this was on a simple administrative oversight, the company has consistently filed its reports in a timely manner of the company has the required accounting personnel to ensure that all information is processed and released in as required.

Further, the following will be included in the company's next annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management conducted an assessment as of July 31, 2008 of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Intergrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO”). Based on that evaluation, management concluded that our internal control over financial reporting was effective as of July 31, 2008 based on criteria in Internal Control – Integrated Framework issued by the COSO and there were no control deficiencies reportable and no deficiencies which were considered to be material weaknesses as defined in current accounting standards.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended July 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

5.
We note your responses to prior comment 9.  Please amend your Form 10-KSB to include the disclosure included within your response related to management’s assessment of    internal control over financial reporting as of July 31, 2008.

Response:

We will amend our Form10-KSB to include the disclosure included within our response related to management’s assessment of    internal control over financial reporting as of July 31, 2008

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 3

6.
We note your response to prior comment 10 and that you adopted SFAS 157 and SFAS 159 on August 1, 2008 and that the adoption of these standards did not have a material impact on your financial statements.  However, we note from your disclosure on page 8, that you are still currently evaluating the impact that SFAS 157 and SFAS 159 will have upon your financial statements.  Please revise future filings to include disclosure consistent with your response to prior comment 10.

Response:

Our disclosure in future filings will be consistent with the decisions of management in both financial statement disclosures and management’s discussion and analysis.

Exhibits 31

7.Pleae revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-X.

Response:

Our future filings will include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-X.

Representations

8.           Please provide the three acknowledgements included at the end of our February 11, 2009 comment letter.

Response:

The Company hereby acknowledges that:

-the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
-staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions, please do not hesitate to contact the undersigned at (419) 865-0069.  Thank you.

Very Truly Yours,

By:	/s/ John Antonio
John Antonio
CEO